

July 15, 2022

Brandon Lacoff
Chairman of the Board and Chief Executive Officer
Belpointe PREP, LLC
255 Glenville Road
Greenwich, Connecticut 06831

> **Re: Belpointe PREP, LLC**
> **Draft Registration Statement on Form S-11**
> **Submitted June 30, 2022**
> **CIK No. 0001807046**

Dear Mr. Lacoff:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

Draft Registration Statement on Form S-11 submitted June 30, 2022

General

1.   We note your response to comment 1, however, we disagree that your offering complies with Item 501(b)(3) of Regulation S-K. Your disclosure that your offering price per Class A unit is "to be negotiated between [you] and offering participants by reference to a range of within 5% of [y]our current NAV" does not provide investors with a particular method or formula for determining the offering price. In addition, in conducting an offering at a price to be determined in the future and subject to negotiation, it appears you are trying to conduct a shelf offering when you are not eligible to conduct a shelf offering. Please revise your registration statement accordingly.

Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Vanessa J. Schoenthaler